:	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Point Blank Solutions, Inc.
Full Name of Registrant

Former Name if Applicable

2102 SW 2nd Street
Address of Principal Executive Office (Street and Number)

Pompano Beach, Florida 33069
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report, or portion thereof, could not be filed within the prescribed time period.

Point Blank Solutions, Inc. (the “Company”) was unable to file its Quarterly Report on Form 10-Q for its quarter ended March 31, 2009 (the “Form 10-Q”) within the prescribed time period because all procedures necessary to finalize the Company’s financial statements and related disclosures to be included in the Form 10-Q could not be completed within the prescribed time period without unreasonable effort or expense. As part of that process, certain information considered to be needed from the Company’s lender to complete the financial statements could not be secured within the prescribed time period. The delay in filing this Form 10-Q is not due to any change in or disagreement with the Company’s independent registered public accounting firm. The Company expects to file the Form 10-Q within the prescribed time period afforded by the extension.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Michelle Doery	(954)	630-0900
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Please refer to Annex A, which is attached to this Form 12b-25 and incorporated by reference herein.

Point Blank Solutions, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 11, 2009	By	/s/ Michelle Doery
Interim Chief Financial Officer

Annex A (pursuant to Part IV, Question 3)

The following discussion of changes in results of operations from the quarter ended March 31, 2008 to the quarter ended March 31, 2009 describes the significant changes in the results of operations of Point Blank Solutions, Inc.’s (the “Company,” “we” or “us”) that are expected to be reflected in the statements of operations that are to be included in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 (the “March 31, 2009 Form 10 Q”) and it is expected that a discussion, substantially as follows, will be included in the March 31, 2009 Form 10Q:

For the three months ended March 31, 2009, our consolidated net sales were approximately $54.9 million, an increase of 10.0% from our consolidated net sales of $49.9 million for the three months ended March 31, 2008. Soft body armor products net sales increased 11.1% from $48.5 million for the three months ended March 31, 2008 to $53.9 million for the three months ended March 31, 2009 due primarily to contract awards for Outer Tactical Vests (OTV’s) and Improved Outer Tactical Vests (IOTV’s).

Gross profit for the quarter ended March 31, 2009 was approximately $2.5 million (4.6% of net sales), as compared to approximately $8.7 million for the three months ended March 31, 2008 (17.5% of net sales). The decline in gross profit margin as a percentage of net sales is due primarily to the completion of contracts that were subject to competitive pricing pressures which led to lower gross profit margins as well as more stringent testing procedures implemented by the military which resulted in a temporary slow-down in shipments during the first quarter of 2009. By targeting increases in our non-government sales, we are seeking to reduce our U.S. government contracts as a percentage of our total sales. Our marketing efforts are designed to place additional emphasis on increasing our Domestic and International sales which tend to yield higher gross margins. Additionally, the implementation of greater efficiencies in the manufacturing systems in our production facilities continues to progress. We believe that the lower production costs realized by the full implementation of the more efficient manufacturing systems combined with a more favorable sales mix will serve to reduce costs while increasing gross margins.

Operating costs were $6.6 million or 12.0%, of net sales for the three months ended March 31, 2009 versus $10.3 million or 20.7% of net sales for the three months ended March 31, 2008.

Interest expense for the three months ended March 31, 2009 was approximately $0.4 million compared to $0.2 million for the same period in 2008. The increase is attributed to higher outstanding balances in our revolving line of credit and the addition of the $10 million term loan as well as increases in the contractual rate of interest reflected in amendments to the credit agreement.

As of March 31, 2009, our working capital was approximately $15.7 million, compared to $20.2 million as of December 31, 2008. The decrease in working capital is mainly attributable to a reduction in on-hand inventories and accounts receivable. The reduction was partially offset by payments made against our revolving credit line as well as reductions in accounts payable.

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).